SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT REPORTED NET INCOME OF Rp 1,378.6 BILLION FOR NINE MONTHS OF 2004 OR INCREASED BY 143.3% YEAR-ON-YEAR.

Jakarta, October 29, 2004. PT Indosat Tbk ("Indosat" or "the Company") released its un-audited consolidated financial statements for the nine months ended September 30, 2003 and 2004 as it has submitted its financial long form report to the capital market regulators and stock exchanges.

The Company recorded un-audited consolidated operating revenues amounting to Rp7,803.5 billion or increased 29.8% yoy, operating income amounting to Rp2,674.5 billion or increased 38.2% yoy, and net income recorded as Rp1,378.6 billion, or increased by 143.3% compared to the same period last year. EBITDA for the period was recorded as Rp4,597.5 billion representing an EBITDA margin of 58.9%.

Cellular, international calls and MIDI (“Multimedia, Data Communication, and Internet”) services contributed 68.5%, 16.4%, and 14.2% to operating revenues, respectively.  Other services contributed the remaining 0.9% of operating revenues.

The financial statements were prepared in accordance with the generally accepted accounting principles in Indonesia which may vary in certain respects with those in the USA.

“The solid financial and business performance for the period of nine months ended September 30, 2004 reflected the cellular revenues growth supported by the cellular subscriber base of 9 million, as well as our efforts in controlling operating expenses which resulted in a 58.9% EBITDA margin,”  stated Ng Eng Ho, Deputy President Director of Indosat.  “We are optimistic that cellular subscribers growth trend will continue and our target of EBITDA margin of 56-58% at year end could be achieved”, continued Eng Ho.

The table below summarizes key financial performance for the period ended September 30, 2003 and 2004.

Financial Summary

For Period Ended 30 September

In Billion Rp	2003	2004	(%) Growth
Operating Revenues	6,012.6	7,803.5	29.8%
Operating Expense	4,077.3	5,128.9	25.8%
Operating Income	1,935.3	2,674.5	38.2%
Net Income	566.6	1,378.6	143.3%
EBITDA*)	3,290.2	4,597.5	39.7%

*EBITDA: Earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

While for the operational results, Indosat highlighted the following achievements for the period ended September 30, 2004:

*

Indosat’s mobile cellular subscriber base reached 8.977 million, or a 78.5% increase compared to our subscriber base at September 30, 2003.

*

Indosat’s total IDD minutes recorded a slight growth of 2.1% year-on-year although outgoing minutes declined by 15.7% due to competition.

*

Indosat’s MIDI recorded a positive growth due to the increased demand for wholesale leased circuit communication services both in international and domestic market.

*

Indosat Fixed Wireless Access or “StarOne” recorded a subscribers base of around 22,500 in Jakarta and Surabaya and recently starting the cooperation with the Jogyakarta Municipality and two revenues sharing partners for deployment in that area.

“We continue to focus our effort in developing the cellular business, while maintaining our fixed telecommunications and nurturing  MIDI business. From the planned US $ 650 to 700 million capital expenditure in 2004, we are still committed to spend around 80% of such planned capital expenditures to expand our cellular network coverage, capacity and quality,” explained Eng Ho.

PT Indosat will hold a conference call with analysts and investors to further elaborate the third quarter  2004 results and achievements on November 1, 2004.

PT Indosat Tbk is a provider of information and communication services in Indonesia providing cellular services, fixed telecommunication and multimedia, data communication & Internet (MIDI).  Indosat shares are listed in the Jakarta Stock Exchanges (JSX: ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE: IIT).

Attachments : Profit and Loss statements and Balance Sheet

For Further Information Please Contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : October 31, 2004

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director